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                          August 16, 2023

       Andrew Sims
       Chief Financial Officer
       Plus Therapeutics, Inc.
       4200 Marathon Blvd., Suite 200
       Austin, TX 78756

                                                        Re: Plus Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 9,
2023
                                                            File No. 333-273823

       Dear Andrew Sims:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              William Intner